FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of September, 2008

Mitsui Sumitomo Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	[Translation in English]

News Release

Consolidated Subsidiary to Strengthen its Business Alliance

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Group Holdings, Inc.

Date: September 30, 2008	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager Shareholder Relations & Legal Dept.

1.[Translation in English]
September 30, 2008
Consolidated Subsidiary to Strengthen its Business Alliance
Mitsui Sumitomo Insurance Group Holdings, Inc. (the “Company”) hereby announces that Mitsui Sumitomo Insurance Company, Limited, a consolidated subsidiary of the Company, has resolved at the meeting of the board of directors held on September 30, 2008 to enter into a basic agreement with Sumitomo Life Insurance Company to further strengthen their existing business alliance. The details of the business alliance strengthened are as described in the attachment.
The change will have a minimal effect on the Company’s consolidated business performance.
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Attachment
September 30, 2008
Sumitomo Life Insurance Company
Mitsui Sumitomo Insurance Company, Limited
Business Alliance between Sumitomo Life Insurance Company and
Mitsui Sumitomo Insurance Company, Limited to be Strengthened
Sumitomo Life Insurance Company (President: Yoshio Sato; “SLIC”) and Mitsui Sumitomo Insurance Company, Limited (President: Toshiaki Egashira; “MSI”) have had a business alliance since February 2000 in the areas of claims support and wholesale marketing of the non-life insurance business. SLIC and MSI hereby announce that they have entered into a basic agreement to further strengthen the business alliance in order to seek both to enhance their corporate values and to provide even better services to customers by expanding their businesses further and making them more efficient.
1.	Purpose and Background of Strengthening Business Alliance

(1)	SLIC has developed its main business of providing comprehensive insurance coverage integrating life and non-life insurance, together with its subsidiary, The Sumi-Sei General Insurance Co., Ltd. (President: Shinichiro Satake; “Sumi-Sei”), since entering the non-life insurance business in 1996. SLIC has now decided to strengthen its alliance with MSI and make full use of MSI’s high-quality non-life insurance products and services and know-how in non-life insurance business, so that SLIC may sustainably expand its main business by further pursuing quality and improving its competitiveness, while taking full advantage of its strengths as a life insurer providing non-life insurance services mainly through full-time sales personnel. SLIC seeks to boost its market share in the domestic life insurance market, its primary market, and to proactively develop its overseas business, by concentrating its management resources on the life insurance business.

(2)	MSI intends to boost its market share and profitability in the non-life insurance business by taking advantage of the expansion of customer base that will result from the strengthened alliance.

(3)	SLIC and MSI have established a firm business alliance not only in the non-life insurance business, but also through a joint venture (currently “Sumitomo Mitsui Asset Management Company, Limited”) in the asset management field under a comprehensive alliance scheme established in November 2001 among four companies including Sumitomo Mitsui Banking Corporation and Mitsui Life Insurance Company Limited. SLIC and MSI aim to take a step forward and improve their corporate value and the services they provide to customers, by effectively and efficiently utilizing their management resources and know-how.

2.	Details of Strengthened Business Alliance
(1)	Expansion of line-up of MSI’s non-life insurance products sold by SLIC

SLIC have sold MSI’s non-life insurance products (automobile insurance and products for business customers) underwritten jointly with Sumi-Sei since November 2000 under an agency and representative agreement with MSI regarding offering of non-life insurance. SLIC will, from around October 2009 on, sell MSI’s non-life insurance products, both personal and commercial lines (including automobile, fire and personal injury insurance), through its approximately 29 thousand salespersons qualified to offer non-life insurance.

(2)	Transfer of Sumi-Sei’s policies to MSI

Starting in October 2009, MSI’s products will be offered for renewal to holders of policies with Sumi-Sei, in line with (1) above. Following a transition period and subject to necessary approvals by the competent authorities, insurance policies written by and still with Sumi-Sei (such as long-term contracts) will be comprehensively transferred to MSI, and Sumi-Sei will wind up its business after the comprehensive transfer is completed.

(3)	Establishment of sales system, processes and infrastructure for expanded non-life insurance business

SLIC and MSI intend to build a sales system, processes, infrastructure, etc., fit for their expanded non-life insurance businesses. SLIC and MSI will establish a “Non-Life Insurance Alliance Promotion Council” (provisional name) to work on the details.
Corporate Profile (as of March 31, 2008)

	Sumitomo Life	The Sumi-Sei General	Mitsui Sumitomo
	Insurance Company	Insurance Co., Ltd	Insurance Company,
Limited
Inception	May 1907	August 1996	October 1918
Location of head office	1-4-35 Shiromi,	8-2 Honshio-cho,	27-2 Shinkawa 2-chome,
	Chuo-ku, Osaka-shi	Shinjuku-ku, Tokyo	Chuo-ku, Tokyo
President	Yoshio Sato	Shinichiro Satake	Toshiaki Egashira
Total number of employees	43,434	249	14,421
Number of sales employees	34,728	—	—
Number of agencies	—	857	46,396
Total assets	JPY 23,382.5 billion	JPY 88.2 billion	JPY 6,968.5 billion
Net premiums written (for FY 2007)	—	JPY 29.4 billion	JPY 1,311.3 billion
Insurance premiums and other (for FY 2007)	JPY 2,548.5 billion	—	—
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Note Regarding Forward-looking Statements
This document contains forward-looking statements that are based on the Company’s current expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Company’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. The Company’s actual results could be materially different from and worse than those expectations. Important risks and factors that could cause the Company’s actual results to be materially different from its expectations include, but are not limited to; (1) economic downturn in Japan; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of the Company’s investments; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.